Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)

Subject: Big News for Accelus

Good morning Accelus Team,

I have fantastic news to share. This morning, Accelus announced (https://www.globenewswire.com/news-release/2021/11/15/2334276/0/en/Accelus-an-Emerging-Leader-in-Minimally-Invasive-Spine-Surgery-and-CHP-Merger-Corp-Announce-Proposed-Business-Combination.html) that we have embarked on our first steps to become a public company listed on the Nasdaq Stock Market.

The transaction is expected to enable us to better leverage the capital markets to invest more heavily in our mission, further accelerate our growth and accomplish our goals. This development is a significant milestone in our company’s history and is testament to the hard work that all of you have put in to building our business.

Our path to get here today represents a journey of innovation toward a unique vision to accelerate minimally invasive spine surgery through our transformative enabling technology, while broadening accessibility to previously underserved markets. I can’t be more excited for our team, the future of Accelus, and the paradigm-shifting solutions we are developing to advance MIS as the standard of care in spine.

Thank you for being part of this incredible moment!

How and why is this happening?

We have entered into a business combination agreement with CHP Merger Corp., a special purpose acquisition company (SPAC), a public company whose shares are listed on The Nasdaq Stock Market (“”Nasdaq”). SPACs are also known as “blank check” companies and they are formed with a purpose to combine with an operating business (like ours). This is a different, and we believe more efficient, path to going public and raising capital relative to a traditional IPO. Upon the closing of the business combination, which we expect to occur in early 2022, CHP Merger Corp. will be renamed as Accelus.

We believe that becoming a public company will allow us to raise the capital required to help us advance our vision and support future growth plans. This is a critical milestone and momentous achievement for Accelus. Further, we believe it validates the disruptive potential of our innovative technology.

What’s next?

Today’s announcement is just the first step in our transition. Several things need to be completed before the business combination closes and we become a public company. These primarily include SEC filings and regulatory review as well as the approval by CHP Merger Corp.’s shareholders and Accelus’ shareholders. During this time, we will continue to operate as an independent company and there will be no changes to your role or responsibilities, and I will continue to lead the organization. Our day-to-day objectives and long-term vision are undeterred, and we encourage everyone to remain focused on the great work you’re all doing. We believe going public will improve our access to greater funding, which we expect will help us to continue our growth and touch more lives, faster.

We intend be as transparent as possible during this transition, and we are committed to keeping you updated when we can. That said, because of heightened legal requirements placed on all public companies, we are not able to share every detail during this time. Written communication about the transaction may be required to be filed publicly. So please avoid discussing the transaction over email, and please be careful about posting anything to Slack/Teams/etc. (remember that these collaboration apps are similar to email). If you have any questions or concerns to share, please see your manager.

We also need you to exercise a high degree of discretion and confidentiality. This announcement may generate interest from the media or other third parties who may contact you in search of more information. If you receive any inquiries, including from former Accelus employees, please do not share ANY information. If asked about the announcement by friends and family, please only share public information that is included in the press release we issued this morning. You are welcome to share our press release and our companies’ public social media posts (you may re-post, re-tweet, etc.) if you refrain from adding or discussing further information regarding the transaction.

Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
Let’s Celebrate!

This is major milestone accomplishment for our entire team and I look froward to celebrating with all of you over the coming weeks and at our upcoming holiday party on December 2nd.

In the meantime, I encourage you to read our press release (https://www.globenewswire.com/news-release/2021/11/15/2334276/0/en/Accelus-an-Emerging-Leader-in-Minimally-Invasive-Spine-Surgery-and-CHP-Merger-Corp-Announce-Proposed-Business-Combination.html) and watch the recording of our corporate presentation, which is available here with the entry code “ACCELUS2021”. In addition, we have attached a Q&A file with more information about the transaction and what it means for you, and we will be circulating more details about equity implications over the coming week.

Today is a big day! We could not have achieved this significant milestone without the contributions from each member of our team. Thank you for your hard work and dedication – the next chapter of Accelus is only beginning and I hope you are just as excited as I am!

- Chris

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), CHP Merger Corp. ( “CHP”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of CHP’s ordinary shares in connection with CJP’s solicitation of proxies for the vote by CHP’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of CHP to be issued in the Business Combination. Our shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, CHP and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of CHP as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. You will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

CHP and its directors and executive officers may be deemed participants in the solicitation of proxies from CHP’s shareholders with respect to the Business Combination. You can find information about CHP’s directors and executive officers and their ownership of CHP’s securities in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Accelus and our directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CHP in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
Forward-Looking Statements

No representations or warranties are made or implied with respect to the information contained herein. This communication contains forward-looking statements with respect to CHP and Accelus. These forward-looking statements, by their nature, require us to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, including without limitation the successful and timely completion of the proposed business combination. Forward-looking statements are not guarantees of performance. These forward-looking statements, including financial outlooks and strategies or deliverables stated herein, may involve, but are not limited to, comments with respect to effects of the proposed business combination, CHP business or financial objectives, its strategies or future actions, its projections, targets, expectations for financial condition or outlook for operations. Words such as “may,” “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. These assumptions are considered to be reasonable based on currently available information, but the reader is cautioned that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect our business. The forward-looking information set forth herein reflects expectations as of the date hereof and is subject to change thereafter. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement. This communication is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this communication shall not be taken as any form of commitment on the part of Accelus, CHP or their respective shareholders to proceed with any transaction, and no offers will subject Accelus, CHP or their respective shareholders to any contractual obligations before definitive documentation has been executed. We reserve the right at any time without prior notice and without any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that we may decide, (ii) provide different information or access to information to different prospective investors, (iii) enter into definitive documentation and (iv) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of CHP, Accelus, or any of their respective affiliates.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.